

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 26, 2019

Alan Fine
Chief Financial Officer and Chief Administrative Officer
Real Goods Solar, Inc.
110 16th Street, 3rd Floor
Denver, Colorado 80202

> **Re: Real Goods Solar, Inc.**
> **Registration Statement on Form S-1**
> **Filed April 15, 2019**
> **File No. 333-230885**

Dear Mr. Fine:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kate McHale at (202) 551-3464 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing and
Construction